UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 17)*

Runway Growth Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

(CUSIP Number)

Richard Ting

General Counsel & Managing Director

Oaktree Capital Management, L.P.

333 S. Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Growth Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,779,668
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,779,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,779,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

This percentage is calculated based on 37,399,622 shares of Common Stock outstanding as of November 8, 2024, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2024.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,779,668
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,779,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,779,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 37,399,622 shares of Common Stock outstanding as of November 8, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 12, 2024.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,779,668
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,779,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,779,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 37,399,622 shares of Common Stock outstanding as of November 8, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 12, 2024.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Asset Management ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,779,668
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,779,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,779,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 37,399,622 shares of Common Stock outstanding as of November 8, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 12, 2024.

This Amendment No. 17 to Schedule 13D (this “Amendment No. 17”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2016, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC on April 21, 2017, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the SEC on June 15, 2017, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the SEC on September 7, 2017, Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed with the SEC on December 12, 2017, Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed with the SEC on October 3, 2019, Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed with the SEC on December 20, 2019, Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed with the SEC on August 24, 2020, Amendment No. 8 to Schedule 13D (“Amendment No. 8”) filed with the SEC on October 19, 2020, Amendment No. 9 to Schedule 13D (“Amendment No. 9”) filed with the SEC on February 23, 2022, Amendment No. 10 to Schedule 13D (“Amendment No. 10”) filed with the SEC on July 6, 2023, Amendment No. 11 to Schedule 13D (“Amendment No. 11”) filed with the SEC on November 16, 2023, Amendment No. 12 to Schedule 13D (“Amendment No. 12”) filed with the SEC on December 14, 2023, Amendment No. 13 to Schedule 13D (“Amendment No. 13”) filed with the SEC on March 20, 2024, and Amendment No. 14 to the Schedule 13D (“Amendment No. 14”) filed with the SEC on May 9, 2024, Amendment No. 15 to Schedule 13D (“Amendment No. 15”) filed with the SEC on May 16, 2024, and Amendment No. 16 to Schedule 13D (“Amendment No. 16”) filed with the SEC on June 12, 2024 (as so amended, the “Schedule 13D”), with respect to shares of the common stock, par value $0.01 per share (“Common Stock”), of Runway Growth Finance Corp., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is Runway Growth Finance Corp., 205 N. Michigan Ave, Stuie 4200, Chicago, IL 60601. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by the foregoing amendments.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. Identity and Background

Item 2 to the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (c) & (f)

1)	OCM Growth Holdings, LLC, a Delaware limited liability company (the “OCM Growth”), whose principal business is to invest in securities;

2)	Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., a Delaware limited partnership (“Fund Xb Delaware”), whose principal business is to invest in securities;

3)	Oaktree Capital Holdings, LLC, a Delaware limited liability company (“OCH”), in its capacity as the indirect manager of OCM Growth;

4)

Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP,” and together with OCM Growth, Fund Xb Delaware, and OCH, the “Oaktree Entities”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCH, in its capacity as such;

5)	Brookfield Asset Management ULC (“BAM ULC”), as the indirect owner of Class A1 units of OCH.

Set forth in Annex A, incorporated by reference to Amendment No. 11, is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Oaktree Entities and Covered Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071. The principal business address Brookfield Asset Management ULC is Brookfield Place, Suite 300, 181 Bay St. P.O. Box 762, Toronto, Ontario M5J 2T3.

(d) - (e)

On September 25, 2024, the SEC accepted an offer by Oaktree Capital Management L.P., an affiliate of the Reporting Persons, to resolve an investigation involving Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rules 13d-2 and 16a-3 thereunder, which require certain investors, like Oaktree, that beneficially own the registered equity securities of a public company to file reports with the SEC of their beneficial ownership in the equity of the company, including changes in their beneficial ownership, within specified timeframes. Oaktree cooperated immediately and fully with the SEC’s investigation, and, without admitting or denying the SEC’s findings, in a settled proceeding agreed to cease and desist from committing or causing any violations and any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-2 and 16a-3 thereunder and to pay a $375,000 penalty.

Item 5. Interest in Securities of the Issuer

Item 5 (a), (b), and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

The information contained on the cover page of this Schedule 13D is incorporated by reference.

The Reporting Persons hold an aggregate 10,779,668 shares of Common Stock, representing approximately 28.82% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are based upon 37,399,622 shares of Common Stock outstanding as of November 8, 2024, as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 12, 2024. This Amendment No. 17 is being filed to reflect changes to the percentages previously reported solely as a result of the change in the outstanding shares of Common Stock reported by the Issuer in its Form 10-Q.

OCM Growth directly holds the Issuer’s Common Stock and has shared power to vote and dispose of the Issuer’s Common Stock.

OCH, in its capacity as the indirect manager of OCM Growth, may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Growth.

OCGH GP, in its capacity as the indirect owner of the class B units of OCH, has the ability to appoint and remove certain directors of OCH and, as such, may indirectly control the decisions of OCH regarding the vote and disposition of securities held by OCM Growth.

BAM ULC is the indirect owner of Class A1 units of OCH.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM Growth, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM Growth.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)

The Reporting Persons have not effected any transactions since the filing of Amendment No. 16.

Item 7. Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 99.7	Agreement Required for Joint Filing by Rule 13d - 1(k)(1) under the Securities Exchange Act of 1934, incorporated by reference to Amendment No. 14

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 14, 2024

OCM GROWTH HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL HOLDINGS, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary